

April 9, 2014

Via e-mail
Mr. Robert Schubenski
Chief Executive Officer
Blackcraft Cult, Inc.
1030 N. Main Street
Unite B
Orange, CA 92867

      Re: Blackcraft Cult, Inc.
              Form 8-K
              Filed April 3, 2014
              File No. 000-54898

Dear Mr. Schubenski:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Brian V. McAllister

                    Brian McAllister
                    Staff Accountant
                    Office of Beverages, Apparel, and Mining